HAVE NOT FILMS

STORIES WITHOUT BORDERS

CONTENTS

HAVE NOT FILMS

HN

STORIES WITHOUT BORDERS



HAVE NOT FILMS

EXECUTIVE SUMMARY

HAVE NOT FILMS, INC, IS AN INTERNATIONAL TEAM OF INDUSTRY PROFESSIONALS COMPOSED OF AWARD-WINNING WRITERS AND FILMMAKERS THAT HAVE JOINED TOGETHER WITH THE INTENT OF SPECIALIZING IN THE DEVELOPMENT, PACKAGING, AND DISTRIBUTION OF MOTION PICTURES FOR GLOBAL THEATRICAL, TELEVISION, AND DIGITAL-DELIVERY (VOD) MARKETS.

HAVE NOT FILMS WILL BRIDGE THE GAP BETWEEN MAINSTREAM AUDIENCES AND THE MORE DISCERNING INDEPENDENT FILM MARKET BY CREATING CEREBRAL BUT ULTIMATELY EXTREMELY ENTERTAINING CONTENT—WITH A LARGE SLATE OF PROJECTS SPANNING GENRES, AUDIENCES, DISTRIBUTION MEDIUMS, AND BUDGETS. OUR DIVERSITY IS OUR STRENGTH, WHICH GIVES US AN UNCOMMON ABILITY TO DEVELOP AND BRAND CONTENT THAT CAPTURES ENTERTAINING AND MARKETABLE STORIES.

INTRODUCTION

HAVE NOT FILMS, INC WAS FORMED WITH THE INTENT OF SPECIALIZING IN THE DEVELOPMENT, PACKAGING, AND DISTRIBUTION OF MOTION PICTURES FOR GLOBAL THEATRICAL, TELEVISION, AND DIGITAL-DELIVERY (VOD) MARKETS. THE PARTNERS OF HAVE NOT FILMS WILL UTILIZE THEIR COMBINED INDUSTRY EXPERIENCE TO PROMOTE AND SELL THEIR FILMS. THE PARTNERS HAVE SECURED FILMS THAT TRANSCEND MANY GENRES TO ENSURE A DYNAMIC SLATE OF FILMS, CREATING A DIVERSIFIED PORTFOLIO AND THUS PROVIDING A STRONG ROI FOR INVESTORS. STRONG, DRAMATIC STORY LINES WILL BE UTILIZED FIRST AND FOREMOST FOR ALL MOVIES, ALLOWING FOR THE ATTRACTION OF A-LIST PERFORMERS TO THE PROJECTS AS WELL AS ATTRACTING A MORE DIVERSE AND GLOBAL AUDIENCE.

OUR INTERNATIONAL TEAM IS COMMITTED TO PRODUCING THOUGHT-PROVOKING CONTENT THAT IS NOT ONLY PROFITABLE BUT ALSO INTRIGUING AND RELEVANT IN A GLOBAL MARKET. WITH A TEAM OF IN-HOUSE PRODUCED AWARD-WINNING WRITERS AND FILMMAKERS, HAVE NOT FILMS WILL BRIDGE THE GAP BETWEEN MAINSTREAM AUDIENCES AND THE INDEPENDENT FILM MARKET BY CREATING CONTENT THAT IS BOTH THOUGHT PROVOKING AND ENTERTAINING.

HAVE NOT FILMS, INC. CEO

STORIES WITHOUT BORDERS



THE PRODUCTION COMPANY

HAVE NOT FILMS IS THE LEGAL ENTITY CREATED BY THE PRINCIPALS OF THE COMPANY TO ENGAGE IN THE PRODUCTION OF THEATRICAL MOTION PICTURES. HNF IS A C CORPORATION FORMED OCTOBER 29, 2015 AND REGISTERED WITH THE WASHINGTON SECRETARY OF STATE.

WE FORMED BECAUSE WE HAVE THE UNIQUE ABILITY TO:

- PRESENT COMPELLING PROJECTS BY AWARD-WINNING FILMMAKERS AND WRITERS THAT BRIDGE THE GAP BETWEEN THE STUDIO AND INDEPENDENT MARKETS TO SEIZE THE NEW OPPORTUNITIES ARISING IN THAT MEDIUM.

- DIVERSIFY—HAVE NOT FILMS IS A PRODUCTION COMPANY WITH A LARGE SLATE OF PROJECTS SPANNING GENRES, AUDIENCES, DISTRIBUTION MEDIUMS, AND BUDGETS. OUR DIVERSITY IS OUR STRENGTH, WHICH GIVES US AN UNCOMMON ABILITY TO DEVELOP AND BRAND CONTENT THAT CAPTURES ENTERTAINING AND MARKETABLE STORIES.

- HELP THE AUDIENCE WIN. PEOPLE ARE STARVING FOR STORY AND GREAT ORIGINAL CONTENT. THE VOID CREATED BY THE HOLLYWOOD "COMIC BOOK" MOVIE MACHINE HAS PROVIDED A SPACE FOR PEOPLE TO CREATE AND BE SEEN.

STORIES WITHOUT BORDERS



THE MANAGERS AND EXECUTIVE STAFF

EXECUTIVE PRODUCER/WRITER – ERIK BERNARD

ERIK BERNARD HAS SPENT 13 YEARS ON ACTIVE DUTY AS AN AIRBORNE RANGER WITH THE 82ND AIRBORNE DIVISION AND APACHE HELICOPTER PILOT. AFTER RETURNING HOME FROM THREE COMBAT TOURS IN AFGHANISTAN AND IRAQ, ERIK FOCUSED ON WRITING AND PRODUCING, FINDING GREAT SUCCESS. HIS SCREENPLAYS HAVE GARNERED AWARDS AND ATTENTION FROM INTERNATIONAL FILM COMPETITIONS THE FILM DON'T BE AFRAID OF THE LIGHT. HE RECENTLY PRODUCED THE FEATURE PROJECT HARBOUR WITH ITS FILM PRODUCTION PARTNERS IN THE UK.

2014 SHAOLIN WING CHUN (CURRENTLY IN DEVELOPMENT)
2014 WRITEMOVIES INTERNATIONAL SCREENWRITING CONTEST 34 - QUARTER FINALIST
2014 SCREENCRAFT FAMILY-FRIENDLY SCRIPT CONTEST - QUARTER-FINALISTS
2014 PAGE INTERNATIONAL AWARDS – (QUARTER FINALIST)
2013 HOLLYWOOD BLACK FILM FEST - STARGAZER - SEMI-FINALIST
2013 HOLLYWOOD BLACK FILM FEST - ACTION ADVENTURE SCREENPLAY SEMI-FINALIST
2013 **EDDIE BAUER JR. SCREENWRITING CONTEST WINNER**
2013 COLUMBIA GORGE - OFFICIAL SELECTION (TWO SCREENPLAYS)
2013 STORYPROS- QUARTER FINALIST
2013 LA MOVIE AWARDS - AWARD OF EXCELLENCE
2013 ATLANTA FILM FESTIVAL - FEATURE SCREENPLAY FINALIST
2013 BEAUFORT INTERNATIONAL FILM FEST - FEATURE SCREENPLAY FINALIST
2013 CHARLESTON INTERNATIONAL FILM FEST - FEATURE SCREENPLAY SEMI-FINALIST
2012 LA MOVIE AWARDS - AWARD OF EXCELLENCE
2012 **HARLEM INTERNATIONAL FILM FEST - BEST FEATURE SCREENPLAY WINNER**
2012 NEXTVENTERTAINMENT SCREENWRITING COMPETITION - QUARTER FINALIST
2012 FINAL DRAFT BIG BREAK SCREENWRITING COMPETITION - QUARTER FINALIST



HARBOUR



DON'T BE AFRAID OF THE LIGHT

FRAGILE STORM



WINS AND NOMINATIONS:
Hollywood Film Festival, Hollywood, CA (WORLD PREMIERE – Sept 24, 2015)
Nominated – BEST NARRATIVE SHORT
Connect Film Festival, Los Angeles, CA (October 2015)
* WINNER – BEST NARRATIVE SHORT
Nominated – Best Female Director (Dawn Fields)
Nominated – Best Sound & Music (Santisound, Maui Holcomb, Giuseppe Alfano)
WOMAN UP! Film Festival, Los Angeles, CA (November 2015)
* WINNER – BEST SHORT
Studio City International Film Festival, Studio City, CA (November 2015)
* WINNER – BEST DRAMATIC SHORT
* WINNER – BEST ACTOR (Lance Henriksen)

Idyllwild International Festival of Cinema (January 2016)
* WINNER – BEST SHORT FILM
* WINNER – BEST ACTOR (Lance Henriksen)
* WINNER – BEST DIRECTOR (Dawn Fields)
* WINNER – BEST SCREENPLAY (Dawn Fields & Carly Street)
Nominated – BEST ACTRESS (Jody Jaress)
Nominated – BEST SUPPORTING ACTRESS (Mackenzie Mason)
Nominated – BEST EDITING (Dawn Fields)
Nominated – BEST CINEMATOGRAPHY (Yaron Levy)
Nominated – BEST MUSICAL SCORE (Giuseppe Alfano)
MARY AUSTIN AWARDS IN EXCELLENCE
Nominated – BEST DIRECTOR (Dawn Fields)
Nominated – BEST EDITOR (Dawn Fields)
Nominated – BEST PRODUCING (Dawn Fields & Debbie Rankin)
Nominated – BEST SCREENPLAY (Dawn Fields & Carly Street)

Beloit International Film Festival, Beloit, WI (February 2016)
* WINNER – BEST SHORT
Cleveland International Film Festival, Cleveland, OH (April 2016)
* HONORABLE MENTION – BEST WOMEN'S SHORT
Hang On To Your Shorts Film Festival, Asbury Park, NJ (April 2016)
Nominated – BEST NARRATIVE SHORT
Nominated – BEST ACTOR (LANCE HENRIKSEN)
Nominated – BEST DIRECTOR (DAWN FIELDS)
* WINNER – BEST SHORT (MEDIUM LENGTH)

STORIES WITHOUT BORDERS

MANAGEMENT AND ORGANIZATION

THE MANAGERS AND EXECUTIVE STAFF

PRODUCER/ GRAPHIC DESIGNER/ ILLUSTRATOR – WAYNE ROBINSON

WAYNE IS A DESIGNER, CREATIVE THINKER, AND A BRAND STRATEGIST WITH OVER TWELVE YEARS OF EXPERIENCE IN BRANDING CONCEPTS, MARKETING AND GRAPHICAL ART CREATION. HE HAS EXTENSIVE GRAPHIC ART AND DESIGN, DRAWING, RESEARCH AND COMMUNICATIONS SKILLS; WAYNE HAS IN-DEPTH EXPERIENCE MANAGING PROJECTS THROUGH ALL PROJECT PHASES, FROM CONCEPTION TO EXECUTION. HE HAS PROVEN ABILITY TO FOSTER CREATIVITY AND INTERPRET BUSINESS GOALS AND OBJECTIVES INTO CREATIVE AND UNIQUE DESIGN CONCEPTS. HE HAS EFFECTIVE STAKEHOLDER COLLABORATION SKILLS, AND HIS ABILITY TO LIAISE AND COORDINATE WORK ACROSS FUNCTIONAL TEAMS TO MEET PROJECT DEADLINES MAKES HIM A VALUABLE ASSET TO HAVE NOT FILMS.

HARBOUR

When a couple of swindlers arrive in an off-the-map village to reap the fruits of their ill-gotten scam, little do they realise that they have unlocked the arcane spell that enshrouds a place that is anything but a safe harbour.


THERESE BRADLEY
BETH PARK
RICHARD HOPE
HARBOUR


DON'T BE AFRAID OF THE LIGHT

DON'T BE AFRAID OF THE LIGHT

In this horror fantasy, a supernatural force helps a girl fight back against a group of bullies and a dark creature that haunts her. .

FRAGILE STORM


LANCE HENRIKSEN
FRAGILE STORM

WINS AND NOMINATIONS:

Hollywood Film Festival, Hollywood, CA (WORLD PREMIERE – Sept 24, 2015)
Nominated – BEST NARRATIVE SHORT
Connect Film Festival, Los Angeles, CA (October 2015)
* WINNER – BEST NARRATIVE SHORT
Nominated – Best Female Director (Dawn Fields)
Nominated – Best Sound & Music (Santisound, Maui Holcomb, Giuseppe Alfano)
WOMAN UP! Film Festival, Los Angeles, CA (November 2015)
* WINNER – BEST SHORT
Studio City International Film Festival, Studio City, CA (November 2015)
* WINNER – BEST DRAMATIC SHORT
* WINNER – BEST ACTOR (Lance Henriksen)

Idyllwild International Festival of Cinema (January 2016)
* WINNER – BEST SHORT FILM
* WINNER – BEST ACTOR (Lance Henriksen)
* WINNER – BEST DIRECTOR (Dawn Fields)
* WINNER – BEST SCREENPLAY (Dawn Fields & Carly Street)
Nominated – BEST ACTRESS (Jody Jaress)
Nominated – BEST SUPPORTING ACTRESS (Mackenzie Mason)
Nominated – BEST EDITING (Dawn Fields)
Nominated – BEST CINEMATOGRAPHY (Yaron Levy)
Nominated – BEST MUSICAL SCORE (Giuseppe Alfano)
MARY AUSTIN AWARDS IN EXCELLENCE
Nominated – BEST DIRECTOR (Dawn Fields)
Nominated – BEST EDITOR (Dawn Fields)
Nominated – BEST PRODUCING (Dawn Fields & Debbie Rankin)
Nominated – BEST SCREENPLAY (Dawn Fields & Carly Street)

Beloit International Film Festival, Beloit, WI (February 2016)
* WINNER – BEST SHORT
Cleveland International Film Festival, Cleveland, OH (April 2016)
* HONORABLE MENTION – BEST WOMEN'S SHORT
Hang On To Your Shorts Film Festival, Asbury Park, NJ (April 2016)
Nominated – BEST NARRATIVE SHORT
Nominated – BEST ACTOR (LANCE HENRIKSEN)
Nominated – BEST DIRECTOR (DAWN FIELDS)
* WINNER – BEST SHORT (MEDIUM LENGTH)

STORIES WITHOUT BORDERS

MANAGEMENT AND ORGANIZATION

TEAM MEMBERS

DIRECTOR OF PHOTOGRAPHY – BERNDT WIESE

Cinematographer Berndt Wiese (Fast and Furious 6, Spectre) describes his creative process towards Have Not Films.
"Firstly, the scripts of Have Not Films due to the brilliant characterizations coupled with an intense descriptive visual style.
From the moment I started reading, till the end, these descriptions filled all of my senses, and I relished in conjuring images of each and every scene.






STORIES WITHOUT BORDERS

HAVE NOT FILMS
HN MANAGEMENT AND ORGANIZATION



VISUAL EFFECTS

VFX CONSULTANT

LEAD VISUAL EFFECTS/ WRITER / DIRECTOR – LLOYD LEE BARNETT

Lloyd is responsible for achieving the creative aim through the use of visual effects. His strong technical background and creative ability will enable the HNF team to make informed decisions about the most efficient and effective technique to employ to solve the problem at hand.

His specific responsibilities vary somewhat depending on the nature of the production, but he has the ability to:

- Handle a VFX project from conception through to completion
- Manage and direct the technical, artistic, and production personnel
- Provide guidance on how to use various visual effects techniques with emphasis on camera set-ups and film knowledge with an eye for composition and camera work.
- Accurately predict timing and associated costs of project
- Collaborate on the bidding and negotiation processes

And continue to be Amazing!!!



































DreamWorks · Miramax Films · 20th Century Fox · Sony · Marvel · Netflix · New Line Cinema · Weta · Lightstorm Entertainment · Universal

AVATAR

LORD OF THE RINGS

MUMMY

THE LOST WORLD

UNDERWORLD

STORIES WITHOUT BORDERS

Property of Have Not Films, Inc. 1201 Pacific Ave Suite 600., Tacoma, WA 98516. www.havenotfilms.com

VFX / POST PRODUCTION

COLLABORATIVE PARTNER

W WORKHOUSE CREATIVE

PRODUCER/ SONG WRITER / DIRECTOR – KEITH RIVERS

Keith Rivers is an award-winning documentary and commercial director who grew up in North Bend, WA surrounded by the Cascade Mountains and a family infiltrated into the entertainment industry. His father Bob Rivers is an iconic radio talk show host, multi-gold record song producer, and parody songwriter; his younger brother Andrew Rivers is an up-and-coming stand up comic, frequently touring the country. Keith prefers the director's chair, alongside the camera, working closely with actors, cultivating story inside the edit room.

In only a few years, Rivers has built a portfolio that most do over an entire career, working direct to brand for Fortune 500 companies such as Microsoft, Delta Airlines, McDonalds, Ulta Beauty, Chevrolet, Alaska Airlines, Tesla, Hershey's, Taco Bell, and Volvo as well as inadvertently starting a digital storytelling agency in Seattle, Workhouse Creative, Inc. representing a core group of talented directors. Rivers has conceptualized, produced, and directed several global campaigns including a 350 million dollar global TV campaign for Internet Explorer, where a music synchronization deal for Alex Clare begot him a triple platinum status in record sales. Rivers also created the instantly viral Surface commercial campaign for Microsoft, which has received 9 million views and won a Gold ADDY award.

When he's not working on innovative marketing campaigns or customized branded content, he's traveling with non-profit organizations to places like Zambia, Bangladesh, the Amazon, and Senegal, developing humanitarian stories around education, children, and culture. As a hobby, Rivers is a singer and songwriter, currently producing his third music album.

Keith's current project Brilliant, is a short film that Rivers has passionately dreamt of making ever since interviewing Nikku Madhusudhan, an astrophysicist at Cambridge who'd discovered the first habitable planet known to the human race, 55 Cancri E, which is made of carbon/diamond matter and orbits within a goldilocks zone, 40 light years away from Earth. Brilliant is an inspiration from the research Nikku Madhusudhan has cultivated and a demonstration of Rivers' visual aesthetic and storytelling ability.



HNF has an existing Letter of Intent to establish a film production relationship with Workhouse Creative.

STORIES WITHOUT BORDERS

HN MANAGEMENT AND ORGANIZATION

PRODUCTION PARTNER

DISTRIBUTION

project **8** films

PROJECT 8 FILMS

THE LOS ANGELES BASED COMPANY HANDLES ALL PRODUCTION AND POSTPRODUC-
TION DOWN TO DELIVERING THE FILM TO DISTRIBUTORS FOR WORLDWIDE DELIVERY WE
HAVE PRODUCED 9 FILMS TO DATE.

WE ALSO HAVE A THEATRICAL ARM THAT RELEASED 8 FILMS NATIONALLY IN THE PAST
TWO YEARS. WITH OUR TOP NOTCH DISTRIBUTOR AND BUYER RELATIONSHIPS WE HAVE
STARTED AN ACQUISITION DEPARTMENT TO WORK WITH FILM MAKERS TO GET THEIR
FILMS DISTRIBUTED AS A PRODUCERS REPRESENTATIVE TO THE FILMMAKER WE FIGHT
FOR THE BEST DEAL FOR THE FILMMAKER TO RECOUP FOR THEIR INVESTOR.

WE ARE VERY OPEN TO CO-PRODUCTIONS, CO-FINANCE AND CAN PROVIDE FINISHING
FUNDS. AS A CREDITED AND BONDABLE FILM PRODUCTION COMPANY WE MITIGATE
THE RISK FOR INVESTORS ONLY PRESENTING PROJECTS THAT ARE COMMERCIAL AND
PRE-SALEABLE BY WORKING WITH OUR DISTRIBUTORS TO TAKE THE GUESS WORK OUT
OF WHO WILL BUY THE FILM WHEN IT'S FINISHED.







HNF has a standing Co-production Deal
with Project 8 Films for the Space Racer
and Letters of Intent to sale and
distribute 3 other feature films

STORIES WITHOUT BORDERS

HAVE NOT FILMS

MANAGEMENT AND ORGANIZATION



PRODUCTION PARTNER

BLACK DRAGON ENTERTAINMENT LTD.

BLACK DRAGON ENTERTAINMENT LTD.

BLACK DRAGON ENTERTAINMENT LTD., IS A CHINA-BASED ANIMATION/ILLUSTRATION STUDIO DEVOTED TO THE DEVELOPMENT AND PRODUCTION OF INTELLECTUAL PROPERTIES.

THIS STRATEGIC CO-DEVELOPMENT PARTNERSHIP WILL PARTNER BLACK DRAGON ENTERTAINMENT LTD. CAPABILITIES IN ENTERTAINMENT WITH HAVE NOT FILMS, INC EXPERTISE. THROUGH OUR COLLABORATION, WE ARE ABLE TO CREATE, DEVELOP OR RE-IMAGINE HAVE NOT FILMS, INC INTELLECTUAL PROPERTIES FROM START TO FINISH FOR BOTH CHINESE AND GLOBAL CONSUMERS.





HNF has a Memo Understanding for animation and graphic design services with Black Dragon Entertainment.



ANIMATION

STORIES WITHOUT BORDERS

MANUFACTURING

OUR RETAIL MARKET

Our manufacturing affiliate creates products at several exclusive overseas locations. Wherein they have established sound relationships with on–site experts. They also operate one of the largest fulfillment companies in the U.S. with one million square feet, headquartered in Cincinnati. They provide complete fulfillment, warehousing, distribution and customer care services for eCommerce, direct–to–consumer and retail markets.

RETAIL MARKET
Currently our key manufacturer are a vendor of record with most of the mass market and specialty retailers

PORTFOLIO

BIG BOX	MAJOR DRUG CHAINS	SUPERMARKET CHAINS	NATIONAL & REGIONAL ELECTRONIC RESELLERS
• Walmart®	• Walgreens	• Kroger	Best Buy
• Target®	• CVS	• Fred Meyer	Office Max
• Kohl's®	• Rite Aid		PC Richards
• Costco™			J & R
• Sam's Club			
• BJ's			

• Sales efforts are enhanced by the direct sales force along with key distributors throughout North America. Wether the client buys on direct import or through our domestic distribution , our manufacturer will maintain a domestic inventory to keep the supply chain full.



STORIES WITHOUT BORDERS

HAVE NOT FILMS

MANAGEMENT AND ORGANIZATION

MERCHANDISING PARTNER

MANUFACTURING

TRENXEND GLOBAL

Trenxend Global makes products that live up to the technology you love. This is the evolution of technology. This is the revolution of style. This is Trenxend. The Trenxend brand was conceived by a consortium of inventors that have over 100 patents among them. Their backgrounds include extensive developments in:

- Bluetooth audio technology
- The luggage/case industry (principles have invented and developed for Coach, Tumi, Delsey, Samsonite, Hartmann, Briggs & Riley, Eagle Creek, US Luggage and many other fine lines)
- Marketing/advertising industry
- Food industry
- The products that make up the initial phase of the Trenxend line were developed over a five year period.
- Trenxend is building a brand that is based on INNOVATION and EFFECTIVENESS.
- Each Trenxend invention is PATENTED (or Patent Pending).
- The Trenxend Global team has vast experience in sales, licensing and new product development.


GUINNESS
American

Tilted Kilt
Pub & Eatery

Corona
Extra

Corona
Extra

Coronizate.!

Corona
Extra

Corona
Extra
Corona
Extra

HNF has a Letter of Intent for merchandise development and distribution with Global Trenxend

STORIES WITHOUT BORDERS



MANAGEMENT AND ORGANIZATION

MANUFACTURING

MERCHANDISING PARTNER

SCADDOODLE™

SCADDOODLE™

OUR MISSION IS TO "BRING YOUR IDEAS TO REALITY!"

OUR VISION... TO PROVIDE THE HIGHEST LEVEL OF CREATIVITY AND SERVICE WITH THE DESIRE TO BUILD YOUR BRAND. WITH HUNDREDS IF CUSTOMERS AND OVER 24+ YEARS OF PROVEN RESULTS WE WILL HELP YOU DEVELOP A STRONG CONSUMER BRAND.

SCADDOODLE™ EXPERT TEAM WILL BOTH FULFILL AND SURPASS YOUR PROJECT NEEDS. WHETHER YOU ARE A START-UP, GAME INVENTOR, GLOBAL TOY, CONSUMER ELECTRONICS, OR SPORTING GOODS MANUFACTURER. FROM CONCEPT TO PROTOTYPE, WE CAN PROVIDE YOU WITH A MOCK˜UP OF YOUR PRODUCT. WE CAN ALSO GO BEYOND TO CREATE INNOVATIVE STRUCTURAL DESIGN. WE OFFER FULL-SERVICE BRANDING, ADVERTISING, GRAPHIC DESIGN AND DYNAMIC ILLUSTRATIONS OR EVEN PHOTOGRAPHY WITH IMPACT.

WE AT SCADDOODLE ARE TRULY EXCITED TO PARTNER WITH THE HAVE NOT FILMS, INC. THIS IS TYPE OF PARTNERSHIP COMPANIES WITHIN OUR INDUSTRY SEEK. WHEREIN THE STRENGTHS OF BOTH COMPANIES TRULY COME TOGETHER IN THE INTEREST OF PRODUCT DESIGN AND DEVELOPMENT FOR A MYRIAD OF INTELLECTUAL PROPERTIES.



HUFFY
MEN'S CRANBROOK CRUISER HELMET
ENJOY the ride
CPSC APPROVED
Removable & Washable Terry Cloth Liner

Imaginarium
5-Way Giant Bead Maze
Laberinto de Abalorios Gigante de 5 Pistas

ThermaTECH
HEATED GLOVE LINERS

RipStik

Barbie
Spray Pool
FUN!

ThermaGEAR

HNF has a Letter of Intent for 3-D Printing, merchandise development, and distribution with Scadoodle

CROWDFUNDING & SOFT MONEY
STRATEGY

PRODUCT PLACEMENT / SPONSORSHIP PARTNER

To get additional funding and branding through product placement integration production will hire a top production placement company, A-Mac Placement, owned by Anne Stimac.



IWC WATCHES
PORTUGUESE WATCHES



TOM FORD FASHION
BANK ROBBER SUITS



GERBER GEAR
ZOMBIE SURVIVAL KIT



MSA SAFETY
HARD HATS

HNF has a Letter of Intent for product placement services with A-Mac Placement

HN
HAVE NOT FILMS

CROWDFUNDING & SOFT MONEY
STRATEGY

PRODUCT PLACEMENT / SPONSORSHIP PARTNER

To get additional funding and branding through product placement integration production will hire a top production placement company, A-Mac Placement, owned by Anne Stimac.





speer

SPEER
BULLETS





TEQUILA PATRÓN





GRAN PATRON

TEQUILA PATRÓN
TEQUILA

VETERAN OWNED ART 15 CLOTHING

ART 15
T-SHIRTS





NaVOBA
NATIONAL VETERAN-OWNED BUSINESS ASSOCIATION

VETREPRENEUR
2015 MINORITY VETREPRENEUR OF THE YEAR
MINORITY BUSINESS DEVELOPMENT AGENCY CAN TAKE YOU TO THE NEXT LEVEL
BEDE RAMCHARAN

NA-VOBA
SPONSORSHIP





Snap-on

Snap-on

SNAP-ON TOOLS
BANK ROBBER TOOLS

HNF has a Letter of Intent for product placement services with A-Mac Placement

HN
HAVE NOT FILMS









MAKINARIUM, the new frontier for Special Effects.

As a Factory brings together under one brand the best homegrown and European talents from various areas – visual perception, digital post-production, 2D and 3D animation, animatronics, mechanical effects, special make-up and hyperrealism, Specialized in the development of integrated physical and visual special effects.

Makinarium is enriched by associates and partners, specialized in different sectors of laser scanning, digital video takes of miniatures and the prototyping of minor patented projects of optic and electronic physics, becoming one of the most interesting European Visual Effects Factory.

It is the integration of the departments, interdisciplinary collaboration between artists and different expertise, and its vision of the reality that is concrete and pictorial at the same time, are the hallmarks of the project. This method of work has led to the rapid development of a first integrated system of special effects, pride and the success center of Makinarium, which, by combining physical effects and digital retouches, delivers lifelike creatures on the set of the film, avoiding the separate use of green screen and CGI.

Makinarium aims to put for the first time under one roof the best creative talents and the most important units specialized in SFX / VFX, active in and out of the country.

HNF has a Letter of Intent for visual effects and film productiion collaboration with Makinarium.

29

HN
HAVE NOT FILMS



10TH MOON

A subsidiary of Have Not Films, inc.

HAVE NOT FILMS

10TH MOON

TRADESHOWS & MEMORABILIA



PUBLISHING

10th Moon will be Have Not Films printed and digital comic book line. The name pays tribute to the Greek god Apollo, who inspired humankind to greatness through his 9 muses also referred to as The 9 Moons. 10th Moon will inspire and entertain the masses with an array of stories delivered in visually stunning graphic novels/comics and intriguing anthology feature film installments. 10th Moon will enable us to both introduce content and quantify audience reaction, to further develop projects with the best potential for audience engagement and ROI. 10th Moon will also have a visible presence within popular tradeshows “ComicCon” held each year in New York and San Diego.







NEW YORK COMIC CON
STORIES WITHOUT BORDERS

HAVE NOT FILMS

10TH MOON

DIGITAL & TRADITIONAL PUBLISHING

PUBLISHING


MODIFIED

10TH MOON

10TH MOON will be an additional multimedia platform that will enable Have Not Films to quickly introduce and test new intellectual properties storylines and characters. This advantage will also enable HNF to expand a single story or one story plot line into multiple experiences. Formating these IP's onto multiple platforms using current digital and print technologies will ensure saturation amongst the digital and traditional consumers. Tenth Moon will create opportunities for branding and narrative expansion to maximize both potential for ROI and fan base growth.

MODIFIED 88 page 4 issue mini series

$116,000
Industry standard production cost

$52,500
Have Not Films, Inc. production cost

STORIES WITHOUT BORDERS

HAVE NOT FILMS

HN 10TH MOON

DIGITAL & TRADITIONAL PUBLISHING

PUBLISHING



10th Moon Titles (88–100 page Graphic Novels)

- SPACE RACER
- MODIFIED
- ADJOINED
- TICK

STORIES WITHOUT BORDERS



STORIES WITHOUT BORDERS

HN SCREENPLAY RIGHTS

THE PROJECTS

HAVE NOT FILMS WAS STARTED IN THE SPIRIT OF COLLABORATION BY TWO AWARD-WINNING WRITERS WITH WELL OVER 50 SCREENWRITING AND FILM AWARDS BETWEEN THEM. IT IS THROUGH THIS COLLABORATIVE SPIRIT AND THE EFFORT TO CONTINUALLY WORK WITH THE BEST TALENT IN THE BUSINESS THAT WE WILL ACHIEVE AND SUSTAIN SUCCESS. WE BELIEVE THAT COMPANIES SUCH AS ANNAPURNA, WHO HAVE AGGRESSIVELY SOUGHT TO WORK WITH SOME OF THE BEST FILMMAKERS IN THE WORLD, HAVE CREATED A BRILLIANT BUSINESS MODEL BASED ON INTELLIGENT BUDGETING AND STRONG COLLABORATION.

FOR YEARS THE INDUSTRY HAS HELD ONTO THIS FACADE THAT THROWING BIG MONEY AT ALL FILMS YIELDS BIG RESULTS. THIS IS AN ANTIQUATED WAY OF THINKING THAT'S LEFT OVER FROM THE DAYS WHERE MOVIES WERE SHOT ON FILM AND STUDIOS HAD A STRANGLEHOLD ON THE INDUSTRY. WITH THE DIGITAL AGE, THE COST OF DOING BUSINESS HAS LOWERED CONSIDERABLY, AND THE OPPORTUNITY TO CREATE GREAT FILMS BETWEEN $5 AND $30 MILLION HAS PROVEN TO BE A WINNING BUSINESS MODEL. MANY OF THE BIGGEST NAMES IN THE FILM INDUSTRY—THE WEINSTEIN COMPANY, ANNAPURNA, AND BLUMHOUSE PRODUCTIONS—HAVE PROVEN TIME AND AGAIN THAT WORKING IN THIS SPACE YIELDS RESULTS. STUDIOS ARE HAVING MORE AND MORE DIFFICULTY CREATING FILMS AS STRONG AS THE INDEPENDENT FILM HOUSES AND HAVE TURNED THEIR FOCUS TO PRODUCING TENT POLE FILMS WITH THE INTENT OF FILLING OUT THEIR YEARLY SLATE BY PURCHASING FILMS IN THESE LOW- TO MID-RANGE PRICES.

OUR MODEL IS BASED ON HIGH MARKETABILITY, WITH A SLATE OF FILMS FOR A MORE ARTISTIC PALETTE, AND BUDGETING TO MINIMIZE RISK WHILE STILL MAXIMIZING THE POTENTIAL OF THE PROJECT. THIS IS THE KEY TO CREATING A GOOD RETURN ON INVESTMENT. OVERSPENDING ON FILMS MAKES IT DIFFICULT TO GAIN THAT RETURN, WHILE UNDERSPENDING DEPLETES THE ELEMENTS YOU NEED TO CREATE STRONG ENOUGH CONTENT TO BRING TO MARKET.

THE DIFFERENCE THAT SEPARATES THE TRULY SUCCESSFUL PRODUCTION COMPANIES FROM THOSE THAT FALL BY THE WAYSIDE IS THEIR ABILITY TO PICK WINNERS. THESE COMPANIES AND THE EXECUTIVES THEREIN ARE TASTEMAKERS AND RECOGNIZE THE CURRENT CHANGE IN THE INDUSTRY AS MORE FILMS WITH STRONG STORYTELLING ARE GETTING EXCELLENT RETURN ON INVESTMENT. STORY IS KING. TV HAS ALREADY CAUGHT ON AND IS MOVING IN THAT DIRECTION, AS DEVELOPING STRONG CONTENT IS BECOMING FAR MORE IMPORTANT THAN THE PEOPLE IN IT. ADDITIONAL PROOF IS COMING FROM FORWARD-THINKING DISTRIBUTION COMPANIES SUCH AS A24, WHO ARE PICKING UP FILMS LIKE SPRING BREAKERS AND OBVIOUS CHILD WITH LITTLE KNOWN OR TOTALLY UNKNOWN TALENT AND FILMMAKERS. MARK DUPLASS HAS ACTUALLY MADE A NICE LIVING DOING THIS. THIS YEAR HE SOLD A FILM AT SUNDANCE FOR $2 MILLION. THE FILM WAS DIRECTED BY A FIRST-TIME DIRECTOR, HAD NO BIG NAME TALENT, AND A BUDGET OF LESS THAN $250,000.

THE MANAGEMENT TEAM AT HAVE NOT FILMS ARE PROVEN TASTEMAKERS. THE SCREENPLAYS WE HAVE WRITTEN HAVE TIME AND AGAIN GONE ON TO WIN AWARD AFTER AWARD. WE KNOW WHAT MAKES A GREAT STORY. WE DO PLAN TO ENSURE SUCCESS BY APPROPRIATELY VETTING THESE PROJECTS, STRONGLY PACKAGING THEM, AND SEEKING CONTENT FROM OUR OTHER COLLABORATORS TO ENSURE A LONG-TERM SUCCESS.

FUNDING OF THE PICTURE AND CO-FINANCING

FINANCIAL PLAN

HAVE NOT FILMS, INC IS LOOKING TO RAISE $1 MILLION TO FUND THE FIRST FOUR FILMS OF A VERY EXTENSIVE SLATE. THE FINANCING WILL BE PLACED IN AN INTEREST-BEARING ACCOUNT AND TAKEN OUT ON AN AS-NEEDED BASIS. THIS INVESTMENT WILL BE SPREAD THROUGHOUT THE SLATE OVER FIVE YEARS ON A PRO RATA BASIS. AS AN EXAMPLE, WITH OUR FIRST FILM SHAOLIN WING CHUN: THE NEW BEGINNING,

WHEN THERE IS PROFIT, INVESTORS CAN THEN WITHDRAW THEIR RESPECTIVE INVESTMENT, OR IT CAN BE CYCLED BACK INTO THE INVESTMENT POOL, EFFECTIVELY CREATING A REVOLVING INVESTMENT FUND FOR FUTURE PROJECTS.

THE ROI STRUCTURE IS BASED ON THESE PER-FILM RESPECTIVE INVESTMENTS AND IS NOT BASED ON THE AGGREGATE INVESTMENT PER-FILM ROI STRUCTURE IS OUTLINED ON THE NEXT PAGE.

IN ADDITION TO THE ROI STRUCTURE, YOU WILL FIND AN OUTLINE FOR HOW PRODUCTION PLANS TO PROTECT INVESTORS BEFORE THE FIRST DOLLAR IS SPENT. BY COMBINING VARIOUS TAX LEGISLATIONS WITH PRE-SALES, HAVE NOT FILMS WILL BE ABLE TO HELP INVESTORS REDUCE EXPOSURE UP TO 50 OR 60 CENTS ON THE DOLLAR PER RESPECTIVE INVESTMENT.

EXPENDITURE PLAN

UPON RECEIVING ENOUGH CAPITAL TO FINANCE THE FILMS IN OUR SLATE, HAVE NOT FILMS WILL START OUT ON A SPECIFIC PLAN SO THAT INVESTORS BEGIN TO SEE RETURNS TOWARDS THE END OF THE SECOND YEAR. AS HAVE NOT FILMS CONTINUES TO GROW AND EXPAND ITS NETWORK, THE COMPANY WILL BEGIN TO RAMP UP PRODUCTION SO THAT INVESTORS SEE STRONGER RETURNS ON A MORE EXPEDITED TIMELINE WHILE SIMULTANEOUSLY BUILDING OUT SERVICE OFFERINGS TO LOWER THE THRESHOLD FOR INVESTORS TO SEE A RETURN.

STORIES WITHOUT BORDERS

THE FOLLOWING **PREVIEWS** HAVE BEEN APPROVED FOR

SELECT AUDIENCES

BY THE MANAGEMENT OF HAVE NOT FILMS, INC.



www.havenotfilms.com





少林寺
LEGACY
OF THE
DRAGON
HAVE NOT FILMS, INC AND ARCHSTONE PICTURES PRESENT "SIFU LEGACY OF THE DRAGON"

THE STORY

LEGACY OF THE DRAGON

2013 Columbia Gorge – Official Selection

2012 LA Movie Awards – Award of Excellence

2012 Harlem International Film Fest – Best Feature Screenplay winner

2012 Nextventertainment Screenwriting Competition – Quarter Finalist

2012 Final Draft Big Break Screenwriting Competition – Quarter Finalist

SCREENWRITER: Erik Bernard

GENRE: Action/Adventure

LOGLINE: A young, downtrodden American orphan must learn a lost fighting system to destroy a violent leader's stranglehold on his city's Chinatown neighborhood.

This story begins with the revelation of the unknown history of Wing Chun. Designed in secrecy, this chapter of Wing Chun was hidden away to prevent the lethal fighting system from falling into the wrong hands. This hidden chapter was known as the Black Flag, which had the responsibility to kill anyone misusing this lethal art. The knowledge and power of the Black Flag fighting system would become the only hope for a small Chinatown community caught under the brutality of an evil Kung Fu master.

When MICHAEL, 19, stands up to a local gang, he is left disenfranchised and homeless. Witness to his courage is LIN HAN, 50, a widowed grocery store owner who adopts Michael into her life and the small Chinese community.

Meanwhile, Brotherhood leader DRAGON WANG, 80, visits reclusive Wing Chun master SIFU LEE with a problem. Dragon Wang's son TOMMY, 25, has returned from Hong Kong with uncommon martial arts skill and a corrupt agenda. Tommy plans to flood the small Chinese community with gambling, human trafficking, and drugs.

Sifu Lee is reluctant to get involved until SUE LIN, a young girl and victim of Tommy's ambition, steps forward with a heartrending story. A moral dilemma is presented: "Can we really live in a world with no justice?"

The two old men concoct a plan to train a young man in the Red Flag Wing Chun system to challenge Tommy before he consolidates power in the upcoming Tong election. Unforeseen by both of them, the humble Michael emerges as the best candidate to be trained in the old ways.

CURRENT STATUS_____

Budget — $5M (23 Day Schedule)
Signed LOIS received from the following individuals:
(*copies of LOIS provided in the ATTACHMENTS Section of this plan*)
Director: Isaac Florentine

PROPSED CAST:	ROLE
Chow Yun Fat	Master Lee
Morgan Benoit	Michael
Julia Ling	Sue Lin
Phillip Ng	Tommy

HAVE NOT FILMS

LEGACY OF THE DRAGON COMPARABLE FILMS

1999	2005	2013


THE BATTLE FOR AN EMPIRE BEGINS
PAINTED SKIN
DONNIE YEN
15
15


ONG-BAK
THE THAI
WARRIOR
"JOLTING ELECTRICITY! A JAW-DROPPER OF A STAR-MAKING DISPLAY FROM TONY JAA."


THE RAID
REDEMPTION
THE BEST ACTION MOVIE IN DECADES!
WINNER
TORONTO
SUNDANCE
SXSW

	HUA PI / PAINTED SKIN	ONG-BAK	THE RAID: REDEMPTION
BUDGET:	$10 MILLION	$1.1 MILLION	$1.1 MILLION
DOMESTIC BOX OFFICE:	$33 THOUSAND	$4.5 MILLION	$4 MILLION
INTERNAT'L BOX OFFICE:	$118.5 MILLION	$19.5 MILLION	$5 MILLION
TOTAL BOX OFFICE:	$118.5 MILLION	$24 MILLION	$9 MILLION

PROJECTED INCOME

For Legacy of the Dragon, Have Not Films seeks capitalization of $5 million to cover film production budget and distribution. All development and production data start from the date of capitalization with funds in the bank. The three profit scenarios shown (Low, Medium and High) are based on a moderate result. The projections are also based on the history of other films as well as current trends in the industry. For purposes of this analysis, Foreign Box Office and Ancillary sales have been excluded, however, they can only provide an upside.X

DOMESTIC THEATRICAL SALES	LOW	MEDIUM	HIGH
BOX OFFICE GROSS	10	20	50
LESS EXHIBITOR/THEATER SHARE (49%)	4.90	9.80	24.50
GROSS FILM RENTAL	5.10	10.20	25.50
LESS DISTRIBUTOR FEE (35%)	1.79	3.57	8.93
LESS PRINTS AND ADVERTISING	2.5	2.5	2.5
DOMESTIC THEATRICAL NET PROFIT	0.82	4.13	14.08
DOMESTIC ANCILLARY SALES			
PAY CABLE	2.00	5.00	10.00
NETWORK TV REVENUE	0	0	0
TV SYNDICATION	0.2	1	2
HOME VIDEO MARKET	5.00	10	20.00
GROSS ANCILLARY SALES	7.20	16.00	32.00
LESS DISTRIBUTOR FEE (35%)	2.52	5.60	11.20
DOMESTIC ANCILLARY NET PROFIT	4.68	10.40	20.80
REVENUE AND PROFIT			
TOTAL WORLD WIDE REVENUE	5.50	14.53	34.88
SALES REP FEE	0.82	2.18	5.23
TOTAL REVENUE AFTER FEES	4.67	12.35	4.67
LESS FILM NEGATIVE COST	3.6	3.6	3.6
TOTAL NET PROFIT	1.07	8.75	26.04
TOTAL ROI	35.69%	291.68%	868.13%



FINANCIAL **PLAN**

PREPARED BY **HAVE NOT FILMS**

FINANCIAL REQUIREMENTS



Legacy of the Dragon, LLC intends to raise $5,000,000 to produce and market SWC. The major budget categories are presented in the following table.

A more detailed accounting of anticipated costs is available upon request.

Total Days : 30-days (5x6)
SAG
DGA LOW BUDGET
IATSE TIER 2
TEAMSTER MOW

ACCT#	CATEGORY	PAGE	TOTAL
1100	STORY & RIGHTS	1	142,360
1200	PRODUCER'S UNIT	1	294,970
1300	DIRECTION	2	235,145
1400	CAST	2	1,225,012
1500	ATL TRAVEL	5	107,570
	TOTAL ABOVE-THE-LINE		
2000	PRODUCTION STAFF	7	269,038
2100	EXTRA TALENT	8	56,802
2200	SET DESIGN	10	114,775
2300	SET CONSTRUCTION	10	208,735
2500	SET OPERATIONS	11	117,259
2600	SPECIAL EFFECTS	12	40,000
2700	SET DRESSING	13	68,391
2800	PROPERTY	13	55,700
2900	WARDROBE	14	142,645
3000	PICTURE VEHIC & ANIMALS	15	4,750
3100	MAKEUP & HAIRDRESSING	15	61,197
3200	SET LIGHTING	16	105,350
3300	CAMERA	17	166,326
3400	PRODUCTION SOUND	18	24,746
3500	TRANSPORTATION	19	290,833
3600	LOCATION EXPENSES	22	249,575
3800	DRIVES	24	7,500
3900	BTL TRAVEL & LIVING	24	38,540
4400	EDITORIAL	26	61,192
4500	VISUAL EFFECTS	26	29,500
4600	POST PRODUCTION SOUND	26	46,250
4700	MUSIC	27	47,000
4800	POST PRODUCTION COLOR	27	15,000
4900	TITLES	27	5,000
5000	MARKETING	27	85,500
5100	DELIVERY REQUIREMENTS	28	30,550
	TOTAL BELOW-THE-LINE POST		319,992
6800	OTHER MISC COSTS	29	9,000
	TOTAL BELOW-THE-LINE OTHER		9,000
	LAWYER FEES : 0.75%		32,672
	INSURANCE & MEDICAL EXAMS : 1.0%		43,562
6900	CONTINGENCY : 10.0%		435,621
	COMPLETION BOND : 3.0%		130,686
	TOTAL ABOVE-THE-LINE		2,005,057
	TOTAL BELOW-THE-LINE		2,351,153
	TOTAL ABOVE AND BELOW-THE-LINE		4,356,210
ACCT#	CATEGORY DESCRIPTION	PAGE	TOTAL
	GRAND TOTAL		**4,998,751**


HAVE NOT FILMS
HN
STORIES WITHOUT BORDERS
MODIFIED
IMMORTALITY
HUMANITY
P1
P2
P3



HAVE NOT FILMS
STORIES WITHOUT BORDERS

PROCEDURE COMPLETE

1 PLOT
FRONTIER
100%

MODIFIED

SEC-ID

STORY





LOGLINE:

When a father living off the grid in a post-apocalyptic world has his son taken, he must stop an evil corporation and their plan to depopulate the planet to get him back.

DATAFEED

Synopsis:

Modified is a journey into the future where science has created the possibility of perfection within the human race. Human DNA is now fully mapped and MODIFIED to create a new species of people without disease or inherent genetic flaws. To implement this manufactured evolution, genetic code enforcers secretly experiment on human subjects. During these experiments, a scientist discovers vulnerabilities within the Modified, in which interbreeding and interaction with Unmodified humans will cause a genetic relapse. The controlling corporation SENTIADYNE initiates a bold plan to depopulate Unmodified humans from earth. During this campaign, the worlds' first modified man, MOD-1 emerges from his self-imposed exile to join the underground army when his son is collected and scheduled for destruction by Sentiadyne Corporation. Mod-1 teams up with others in a fight to recollect freedom from a corporation determined to destroy humanity. This story brings the debate of perfection versus morality to the forefront as two visions battle for the future of humankind with one desperate man in the middle.

STANDART PROCEDURE TO LOCATE TARGET
01:55

HAVE NOT FILMS

HN

STORIES WITHOUT BORDERS

COMPARABLE FILMS



MODIFIED

SECTION ID

2000	2006	2009	2011	2012



"THE SCARIEST SCI-FI THRILLER IN YEARS!"
PITCH BLACK



PREPARE FOR GLORY!
300



NO HUMANS ALLOWED
DISTRICT 9
YOU ARE NOT WELCOME HERE.



FROM WRITER/DIRECTOR
J.J. ABRAMS
AND PRODUCER
STEVEN SPIELBERG
SUPER 8
JUNE 10



FACE YOUR FUTURE.
FIGHT YOUR PAST.
LOOPER
IN CINEMAS SEPTEMBER 28

	PITCH BLACK	300	DISTRICT 9	SUPER 8	LOOPER
BUDGET:	$23 MILLION	$65 MILLION	$30 MILLION	$50 MILLION	$30 MILLION
DOMESTIC BOX OFFICE:	$39,235,088	$210,614,939	$115,646,235	$127,004,179	$66,486,205
INTERNAT'L BOX OFFICE:	$13,947,000	$243,546,996	$99,550,392	$130,968,566	$110,000,000
TOTAL BOX OFFICE:	$53,182,088	$454,161,935	$215,196,627	$257,972,745	$176,486,205
DOMESTIC DVD:	N/A	$276,193,176	$32,041,820	$20,367,775	$20,506,793
DOMESTIC BLU-RAY:	N/A	$6,977,426	$24,039,688	$16,162,154	$11,393,952
DOMESTIC VIDEO:	N/A	$283,170,602	$56,081,508	$36,529,929	$31,900,745

PROJECTED INCOME

For MODIFIED Have Not Films seeks capitalization of $12 million to cover film production budget and distribution. All development and production data start from the date of capitalization with funds in the bank. The three profit scenarios shown (Low, Medium and High) are based on a moderate result. The projections are also based on the history of other films as well as current trends in the industry. For purposes of this analysis, Foreign Box Office and Ancillary sales have been excluded, however, they can only provide an upside.

DOMESTIC THEATRICAL SALES	HIGH
BOX OFFICE GROSS	200
LESS EXHIBITOR/THEATER SHARE (49%)	98.00
GROSS FILM RENTAL	102.00
LESS DISTRIBUTOR FEE (35%)	35.70
LESS PRINTS AND ADVERTISING	2.5
DOMESTIC THEATRICAL NET PROFIT	63.80
DOMESTIC ANCILLARY SALES	
PAY CABLE	45.00
NETWORK TV REVENUE	0
TV SYNDICATION	4.00
HOME VIDEO MARKET	50.00
GROSS ANCILLARY SALES	99.00
LESS DISTRIBUTOR FEE (35%)	34.65
DOMESTIC ANCILLARY NET PROFIT	64.35
REVENUE AND PROFIT	
TOTAL WORLD WIDE REVENUE	128.15
SALES REP FEE	19.22
TOTAL REVENUE AFTER FEES	108.93
LESS FILM NEGATIVE COST	30.00
TOTAL NET PROFIT	78.93
TOTAL ROI	257.93%

FINANCIAL REQUIREMENTS
MODIFIED

Modified, LLC intends to raise $11,994,941 to produce and market SWC. The major budget categories are presented in the following table.

A more detailed accounting of antici-pated costs is available upon request.

Total Days : 30-days (5x6)
SAG
DGA LOW BUDGET
IATSE TIER 2
TEAMSTER MOW



ACCT#	CATEGORY	PAGE	TOTAL
1100	STORY & RIGHTS	1	152,800
1200	PRODUCER'S UNIT	1	611,140
1300	DIRECTION	2	723,210
1400	CAST	2	2,437,567
1500	ATL TRAVEL	5	182,150
	TOTAL ABOVE-THE-LINE		4,106,867
2000	PRODUCTION STAFF	7	526,377
2100	SPECIAL EFFECTS	9	168,610
2200	SET DESIGN	10	262,830
2300	SET CONSTRUCTION	11	324,753
2500	SET OPERATIONS	12	289,989
2700	SET DRESSING	14	125,617
2800	PROPERTY	15	119,927
2900	WARDROBE	16	224,289
3000	PICTURE VEHIC & ANIMALS	16	354,039
3100	MAKEUP & HAIRDRESSING	17	143,911
3200	SET LIGHTING	19	195,327
3300	CAMERA	20	371,296
3400	PRODUCTION SOUND	21	108,878
3500	TRANSPORTATION	22	512,420
3600	LOCATION EXPENSES	27	478,411
3800	PRODUCTION DRIVES & LAB	29	10,000
3900	BTL TRAVEL & LIVING	29	178,100
	TOTAL BELOW-THE-LINE PRODUCTION		4,394,774
4400	EDITORIAL	31	505,572
4500	VISUAL EFFECTS	27	300,000
4600	POST PRODUCTION SOUND	27	222,600
4700	MUSIC EDITORIAL & SCORING	28	280,000
4800	POST PRODUCTION COLOR	28	20,000
4900	TITLES	33	30,000
5100	DELIVERY REQUIREMENTS	29	52,900
	TOTAL BELOW-THE-LINE POST		1,557,572
6500	PUBLICITY	35	146,500
6700	INSURANCE & MEDICAL EXAMS : 1.5%		152,156
6900	CONTINGENCY: 10.0% (0 EXCLUDED)		1,014,371
7000	FEES & CHARGES	35	28,000
	TOTAL BELOW-THE-LINE OTHER		1,341,027
	LAWYER FEES : 0.75%		76,078
	INSURANCE PACKAGE : 3.0%		304,311
	COMPLETION BOND : 3.0%		304,311
	TOTAL COMPLETION COST		684,701
	TOTAL ABOVE-THE-LINE		4,106,867
	TOTAL BELOW-THE-LINE		7,888,074
	TOTAL ABOVE AND BELOW-THE-LINE		11,994,941
	GRAND TOTAL		11,994,941

STORIES WITHOUT BORDERS



SOME SECRETS CANT STAY BURIED

SECRET IN THE
BAYOU



SECRET IN THE BAYOU

2013 EDDIE BAUER JR. SCREENWRITING CONTEST WINNER
2013 COLUMBIA GORGE – OFFICIAL SELECTION
2013 LA MOVIE AWARDS – AWARD OF EXCELLENCE

GENRE: DETECTIVE/SUPERNATURAL

SCREENWRITERS: ERIK H. BERNARD & LYNDON TAIT

LOGLINE: A GUILT-RIDDEN, ALCOHOLIC DETECTIVE BATTLES OCCULT FORCES TO CATCH A COLD-BLOODED KILLER IN A BAYOU TOWN BUILT ON SECRETS.

PARADISE FALLS – A SMALL TOWN ON THE BAYOU – HAS NOT REPORTED ANY MURDER OR VIOLENT CRIME FOR TEN YEARS. IT IS AN IDYLLIC SLICE OF HEAVEN TO ITS RESIDENTS, BUT UNDER THE SURFACE HAS SOME SKELETONS IN ITS PAST.

WHEN A YOUNG WOMAN NAMED CRETIA IS KILLED IN COLD BLOOD AND THE MURDER COVERED UP BY THE TOWN MAYOR, THE CASE IS HANDBALLED TO MAX DECKER – A WASHED-UP FORMER HOTSHOT PRIVATE INVESTIGATOR WHO HAS BECOME THE TOWN DRUNK.

 TO MAX, SOLVING THIS CASE MAY JUST CONSTITUTE REDEMPTION FOR PAST FAILURES. BUT IF HE FAILS AGAIN, IT MAY VERY WELL BE HIS LAST HURRAH. TO ACCEPT THE CHALLENGE, HE'LL HAVE TO CAST OFF A DECADE OF DROWNING IN DRINK AND GET HIMSELF BACK INTO WORKING SHAPE.

 AS MAX'S INVESTIGATION KICKS INTO GEAR, HE DREDGES UP SOME DISTURBING SECRETS BEHIND THE HISTORY AND CULTURE OF PARADISE FALLS. AIDED BY THE NEIGHBORING SWAMP PEOPLE, HE FACES ATTEMPTED ASSASSINATIONS, UNWELCOME HOUSE CALLS, A TRUCULENT LOCAL SHERIFF, AND THE TOWN'S OWN PECULIAR RELIGION – THE WINGED SERPENT.

 SOON MAX COMES TO DISCOVER THAT THIS IS NO ORDINARY CASE AS HE COMES FACE TO FACE WITH APPARITIONS THAT CAN ONLY BE DESCRIBED AS SUPERNATURAL IN APPEARANCE. IT WILL LEAD HIM TO QUESTION THE TRUTHS OF ANGELS, DEMONS, THE OCCULT AND BELIEF IN GENERAL. AS HE GETS CLOSER AND CLOSER TO UNCOVERING THE TRUTH, HIS OWN PAST – AND HIS GREATEST FAILURE – RETURNS TO HAUNT HIM.

 IN THE MOMENT OF HIS GREATEST DESPAIR, HE COMES TO THE REALIZATION THAT THERE'S MORE THAN JUST A KILLER TO BRING TO JUSTICE – THE SOULS OF THE ENTIRE TOWN ARE AT STAKE.

 MAX MUST SOBER UP AND STAY ALIVE IF HE'S TO HAVE ANY HOPE OF EXPOSING THE CONSPIRACY AND UNRAVELING THE DARK SECRET OF PARADISE FALLS..

CURRENT STATUS

BUDGET — $8M (25-DAY SCHEDULE)
LOIS AND ADDITIONAL AGREEMENTS ARE CURRENTLY BEING SOUGHT.

STORIES WITHOUT BORDERS

HAVE NOT FILMS

SECRET IN THE BAYOU COMPARABLE FILMS

	2007	2008	2012


EVERYONE WANTS THE TRUTH...UNTIL THEY FIND IT.
GONE BABY GONE
THIS FALL


COLIN FARRELL
BRENDAN GLEESON
RALPH FIENNES
SHOOT FIRST.
SIGHTSEE LATER.
IN BRUGES


GARY OLDMAN
TINKER TAILOR SOLDIER SPY

	GONE BABY GONE	IN BRUGES	TINKER TAILOR SOLDIER SPY
BUDGET:	$19 MILLION	$15 MILLION	$21 MILLION
DOMESTIC BOX OFFICE:	$20.3 MILLION	$7.8 MILLION	$24.1 MILLION
INTERNAT'L BOX OFFICE:	$14.3 MILLION	$26.7 MILLION	$57.3 MILLION
TOTAL BOX OFFICE:	$34.6 MILLION	$34.5 MILLION	$81.4 MILLION
DOMESTIC DVD:	$11.5 MILLION	$3.6 MILLION	$4.9 MILLION
DOMESTIC BLU-RAY:	N/A	N/A	$3.1 MILLION
TOTAL GROSS:	$46.1 MILLION	$38.1 MILLION	$89.4 MILLION

PROJECTED INCOME

FOR SECRET IN THE BAYOU, HAVE NOT FILMS SEEKS CAPITALIZATION OF $8 MILLION TO COVER FILM PRODUCTION BUDGET AND DISTRIBUTION. ALL DEVELOPMENT AND PRODUCTION DATA START FROM THE DATE OF CAPITALIZATION WITH FUNDS IN THE BANK. THE THREE PROFIT SCENARIOS SHOWN (LOW, MEDIUM AND HIGH) ARE BASED ON A MODERATE RESULT. THE PROJECTIONS ARE ALSO BASED ON THE HISTORY OF OTHER FILMS AS WELL AS CURRENT TRENDS IN THE INDUSTRY. FOR PURPOSES OF THIS ANALYSIS, FOREIGN BOX OFFICE AND ANCILLARY SALES HAVE BEEN EXCLUDED; HOWEVER, THEY CAN ONLY PROVIDE AN UPSIDE.

DOMESTIC THEATRICAL SALES	LOW	MEDIUM	HIGH
BOX OFFICE GROSS	20	40	60
LESS EXHIBITOR/THEATER SHARE (49%)	9.80	19.60	29.40
GROSS FILM RENTAL	10.20	20.40	30.60
LESS DISTRIBUTOR FEE (35%)	3.57	7.14	10.71
LESS PRINTS AND ADVERTISING	2.5	2.5	2.5
DOMESTIC THEATRICAL NET PROFIT	4.13	10.76	17.39
DOMESTIC ANCILLARY SALES			
PAY CABLE	4.00	8.00	10.00
NETWORK TV REVENUE	0	0	0
TV SYNDICATION	0.2	1	2
HOME VIDEO MARKET	8.00	10	15.00
GROSS ANCILLARY SALES	12.20	19.00	27.00
LESS DISTRIBUTOR FEE (35%)	4.27	6.65	9.45
DOMESTIC ANCILLARY NET PROFIT	7.93	12.35	17.55
REVENUE AND PROFIT			
TOTAL WORLD WIDE REVENUE	12.06	23.11	34.94
SALES REP FEE	1.81	3.47	5.24
TOTAL REVENUE AFTER FEES	10.25	19.64	29.70
LESS FILM NEGATIVE COST	9.6	9.60	9.6
TOTAL NET PROFIT	0.65	10.04	20.10
TOTAL ROI	21.70%	334.78%	669.97%

STORIES WITHOUT BORDERS




HAVE NOT FILMS

FREE, DEAD OR ALIVE

SCREENWRITER: ERIK H. BERNARD

GENRE: ACTION/ADVENTURE

LOGLINE: A BEAUTIFUL EL SALVADORIAN WOMAN FLEES ABUSE AND FALLS IN LOVE WITH A HARD-HEARTED COYOTE ALONG A DEADLY JOURNEY THROUGH THE TREACHEROUS MEXICAN MIGRATION ROUTE..

THE STORY IS SET ALONG A DANGEROUS TRAIL TO THE MEXICAN BORDER, WHERE EVERY MIGRANT IS PREY TO ASSAULT, EXTORTION, SEXUAL ABUSE AND MURDER PERPETRATED BY A WIDE RANGE OF VIOLENT CHARACTERS.

THE STORY CAPTURES EVA, A PROUD KNIFE-WIELDING HEROINE BORN INTO CIRCUM-STANCES OF POVERTY THAT FORCE MANY WOMEN INTO A LIFE OF PROSTITUTION AND ABUSE IS WILLING TO RISK IT ALL TO BE FREE. HER ASPIRATIONS FOR EDUCATION AND A BETTER LIFE FUEL A DEEP HATRED FOR ALL MEN, UNTIL SHE MEETS A SKILLED COYOTE NAMED DRAGON, THE ONE MAN THAT CAN PROTECT HER DREAM FROM SURROUNDING DANGERS.

THEIR JOURNEY TO FREEDOM IS ENGULFED WITH OPPORTUNISTIC CRIMINALS, RAPISTS, THIEVES AND RUTHLESS GANGS ALL WAITING TO AMBUSH THESE MIGRANTS IN HOSTILE LANDS WHERE CARTELS ARE THE LAW.

CURRENT STATUS

BUDGET — $8.3M (30 DAY SCHEDULE)
LOIS AND ADDITIONAL AGREEMENTS ARE CURRENTLY BEING SOUGHT.

STORIES WITHOUT BORDERS

HAVE NOT FILMS

FREE, DEAD OR ALIVE COMPARABLE FILMS

2012	2013	2013


Brad Pitt
killing them softly


JAKE GYLLENHAAL
MICHAEL PEÑA
END OF WATCH
FROM THE WRITER OF TRAINING DAY


LIAM NEESON
"I DON'T KNOW WHO YOU ARE
BUT IF YOU DON'T LET MY
DAUGHTER GO
I WILL FIND YOU
I WILL KILL YOU"
TAKEN

	KILLING THEM SOFTLY	END OF WATCH	TAKEN
BUDGET:	$15 MILLION	$7 MILLION	$25 MILLION
DOMESTIC BOX OFFICE:	$15 MILLION	$41 MILLION	$145 MILLION
INTERNAT'L BOX OFFICE:	$22.2 MILLION	$12 MILLION	$81.9 MILLION
TOTAL BOX OFFICE:	$37.2 MILLION	$53 MILLION	$226.9 MILLION
DOMESTIC DVD:	$5.2 MILLION	$15.7 MILLION	$70.9 MILLION
DOMESTIC BLU-RAY:	$1.2 MILLION	$9.1 MILLION	$9.1 MILLION
TOTAL GROSS:	$43.6 MILLION	$77.8 MILLION	$306.9 MILLION

PROJECTED INCOME

FOR FREE, DEAD OR ALIVE, HAVE NOT FILMS SEEKS CAPITALIZATION OF $8.3 MILLION TO COVER FILM PRODUCTION BUDGET AND DISTRIBUTION. ALL DEVELOPMENT AND PRODUCTION DATA START FROM THE DATE OF CAPITALIZATION WITHFUNDS IN THE BANK. THE THREE PROFIT SCENARIOS SHOWN (LOW, MEDIUM AND HIGH) ARE BASED ON A MODERATE RESULT. THE PROJECTIONS ARE ALSO BASED ON THE HISTORY OF OTHER FILMS AS WELL AS CURRENT TRENDS IN THE INDUSTRY. FOR PURPOSES OF THIS ANALYSIS, FOREIGN BOX OFFICE AND ANCILLARY SALES HAVE BEEN EXCLUDED; HOWEVER, THEY CAN ONLY PROVIDE AN UPSIDE.

DOMESTIC THEATRICAL SALES	LOW	MEDIUM	HIGH
BOX OFFICE GROSS	30	50	75
LESS EXHIBITOR/THEATER SHARE (49%)	14.70	24.50	36.75
GROSS FILM RENTAL	15.30	25.50	38.25
LESS DISTRIBUTOR FEE (35%)	5.36	8.93	13.39
LESS PRINTS AND ADVERTISING	2.5	2.5	2.5
DOMESTIC THEATRICAL NET PROFIT	7.45	14.08	22.36
DOMESTIC ANCILLARY SALES			
PAY CABLE	8.00	15.00	25.00
NETWORK TV REVENUE	0	0	0
TV SYNDICATION	0.2	1	2
HOME VIDEO MARKET	5.00	10	20.00
GROSS ANCILLARY SALES	13.20	26.00	47.00
LESS DISTRIBUTOR FEE (35%)	4.62	9.10	16.45
DOMESTIC ANCILLARY NET PROFIT	8.58	16.90	30.55
REVENUE AND PROFIT			
TOTAL WORLD WIDE REVENUE	16.03	30.98	52.91
SALES REP FEE	2.40	4.65	7.94
TOTAL REVENUE AFTER FEES	13.62	26.33	44.98
LESS FILM NEGATIVE COST	9.96	9.96	9.96
TOTAL NET PROFIT	3.66	16.37	35.02
TOTAL ROI	44.11%	197.21%	421.88%

STORIES WITHOUT BORDERS

FINANCIAL PLAN

PREPARED BY **HAVE NOT FILMS**

HAVE NOT FILMS

FINANCIAL REQUIREMENTS

FREE, DEAD OR ALIVE

FREE, DEAD OR ALIVE, LLC INTENDS TO RAISE $5,000,000 TO PRODUCE AND MARKET FREE, DEAD OR ALIVE. THE MAJOR BUDGET CATEGORIES ARE PRESENTED IN THE FOLLOWING TABLE.

A MORE DETAILED ACCOUNTING OF ANTICIPATED COSTS IS AVAILABLE UPON REQUEST.

TOTAL DAYS : 30 DAYS (5X6)

POST WEEKS : 10 WEEKS

SAG

DGA LOW BUDGET

IATSE TIER 2

TEAMSTER MOW

ACCT#	CATEGORY	PAGE	TOTAL
1100	STORY & RIGHTS	1	152,800
1200	PRODUCER'S UNIT	1	247,460
1300	DIRECTION	2	191,548
1400	CAST	2	2,605,073
1500	ATL TRAVEL	5	78,630
	TOTAL ABOVE-THE-LINE		**3,275,511**
2000	PRODUCTION STAFF	6	442,861
2200	SET DESIGN	9	181,334
2300	SET CONSTRUCTION	10	369,448
2500	SET OPERATIONS	11	170,222
2700	SET DRESSING	14	180,961
2800	PROPERTY	15	32,488
2900	WARDROBE	15	184,829
3000	PICTURE VEHIC & ANIMALS	16	15,285
3100	MAKEUP & HAIRDRESSING	17	83,771
3200	SET LIGHTING	18	161,550
3300	CAMERA	19	235,854
3400	PRODUCTION SOUND	21	69,547
3500	TRANSPORTATION	21	565,190
3600	LOCATION EXPENSES	27	296,381
3700	PRODUCTION DRIVES & LABORATORY	30	5,000
4100	TESTS	31	2,000
4200	BTL TRAVEL & LIVING	31	54,330
	TOTAL BELOW-THE-LINE POST		3,051,051
4400	EDITORIAL	33	180,365
4500	VISUAL EFFECTS	33	55,000
4600	SOUND EDITORIAL & RERECORDING	34	67,500
4700	MUSIC EDITORIAL & SCORING	34	75,000
4800	OPTICALS	34	0
4900	TITLES	35	10,000
5000	POST PRODUCTION FILM & LAB	36	0
5100	DELIVERY REQUIREMENTS	36	21,550
5200	POST OFFICES/FACILITIES	36	1,500
	TOTAL BELOW-THE-LINE POST		410,915
6500	PUBLICITY	38	40,500
6700	INSURANCE & MEDICAL EXAMS : 1.5%		101,977
6900	CONTINGENCY : 10.0% (415,000 EXCLUDED)		638,348
7000	FEES & CHARGES	38	20,500
	TOTAL BELOW-THE-LINE OTHER		801,325
	INSURANCE PACKAGE : 3.0%		203,954
	LEGAL FEES (0.75%) : 0.75%		50,989
	COMPLETION BOND : 3.0%		203,954
	TOTAL COMPLETION COSTS		458,897
	TOTAL ABOVE-THE-LINE		3,275,511
	TOTAL BELOW-THE-LINE		4,722,188

STORIES WITHOUT BORDERS





THE RACE TO SAVE EARTH BEGINS NOW

SPACE RACER

太空赛手

HAVE NOT FILMS
HN

SPACE RACER

GENRE: SCI-FI/COMING OF AGE

AUTHOR: LYNDON TAIT & ERIK BERNARD

LOGLINE: THIS NASA-ENDORSED SCI-FI SCRIPT CAPTURES A FUTURISTIC STORY OF A YOUNG WOMAN STRUGGLING AGAINST A BROKEN SOCIETY TO BECOME EARTH'S FIRST FEMALE SPACE RACER TO COMPETE IN AN INTERGALACTIC RACE AGAINST A GALAXY OF COMPETITORS.

THIS STORY BEGINS WITH 10-YEAR-OLD CHARLIE COLT RIDING SHOTGUN AS HER FATHER, MR. COLT, RACES AGAINST A BLACKED-OUT HYPERSONIC AIRCRAFT. HER FATHER BEATS THE AIRCRAFT TO BECOME THE FIRST HUMAN TO COMPETE IN THE INTERGALACTIC RACE FOR LUMINANCE. HER FATHER DIES IN THAT RACE AND ALONG WITH HIM, HOPE ON EARTH.

CHARLIE GROWS UP AND FIGHTS THE OPPOSITION OF HER WIDOWED MOTHER, GRACE, WHO WATCHED HER FATHER DIE RACING, AND THE REST OF THE POPULATION OF EARTH, WHO IS RECOVERING FROM PLAGUES AND NUCLEAR WARS IN AN EFFORT TO REPOPULATE THE PLANET; THEY FEEL NO WOMAN CAN BE WASTED IN THE HIGH-RISK INTERGALACTIC RACE. OUR HEROINE WANTS TO DO MORE THAN REPLENISH EARTH—HER DREAM IS TO FOLLOW IN HER FATHER'S FOOTSTEPS AND BECOME A SPACE RACER.

IN A BREATHTAKING RACE FILLED WITH WORMHOLE TRAVEL, WARP SPEED, AND UNRELENTING DETERMINATION, CHARLIE BATTLES THE DEADLY DRACO RACE AND A GALAXY OF COMPETITORS.

FAR MORE THAN JUST A FILM OR ANOTHER HOLLYWOOD ACTION SCIENCE FICTION SERIES, SPACE RACER COMES WITH A PURPOSE AND GOAL IN MIND. HAVING A WIFE WHO SERVES ON ACTIVE DUTY IN THE ARMY AND A YOUNG DAUGHTER THAT TRULY BELIEVES

THE SKY IS THE LIMIT, WE WANT THIS PROJECT TO BOTH SUSTAIN AND EMBOLDEN COURAGE AND IMAGINATION IN THE YOUNG GIRLS AND WOMEN IN OUR LIVES. IT IS OUR GOAL TO SHOW OUR AUDIENCE A FUTURE WHERE ONE BRAVE WOMAN IS WILLING TO RISK IT ALL TO REPRESENT EARTH AGAINST A GALAXY OF TOUGH COMPETITION.

WITH SOME SOCIETIES ACTIVELY SUPPRESSING FEMININE LIBERTY, WE HOPE OUR STORY WILL FUEL THE WILL TO DRIVE ON—KNOWING THEIR STRUGGLE TODAY SUPPORTS THE POSSIBILITIES OF A FUTURE WHERE THE SAME RESOLVE AND DEDICATION WILL ENABLE WOMEN TO REACH EVEN GREATER HEIGHTS.

WE BELIEVE OUR PROJECT WILL:

- RAISE AWARENESS ABOUT GENDER DISCRIMINATION AND PERSECUTION.
- HELP BOOST SELF-ESTEEM, SELF-WORTH, AND HEROISM IN WOMEN, YOUNG AND OLD.
- OFFER A COMPELLING STORY TO BOTH OUR TARGET AUDIENCE AND SCI-FI ENTHUSIAST.

THIS PROJECT WILL PROPEL THE FEMALE ACTION HERO ONTO THE BIG SCREEN, WHERE FEW WOMEN HAVE BEEN ABLE TO BATTLE INTERGALACTIC FOES. MOST IMPORTANTLY, IT WILL INSPIRE YOUNG GIRLS AND WOMEN TO ASPIRE AND REACH HIGHER IN MOLDING THEIR IDENTITY, WHATEVER THAT MAY BE.

CURRENT STATUS

BUDGET — $30M (35-DAY SCHEDULE)
NASA SPONSORED
ADDITIONAL AGREEMENTS AND LOIS ARE CURRENTLY BEING SOUGHT.

STORIES WITHOUT BORDERS

HAVE NOT FILMS

SPACE RACER COMPARABLE FILMS

2009	2010	2012



PETER JACKSON
NEILL BLOMKAMP
NO HUMANS ALLOWED
DISTRICT 9
YOU ARE NOT WELCOME HERE



SKYLINE



FACE YOUR FUTURE
FIGHT YOUR PAST
LOOPER
IN CINEMAS SEPTEMBER 28

	DISTRICT 9	SKYLINE	LOOPER
BUDGET:	$30 MILLION	$10 MILLION	$30 MILLION
DOMESTIC BOX OFFICE:	$115,646,235	$21,416,355	$66,486,205
INTERNAT'L BOX OFFICE:	$99,550,392	$57,277,016	$110,000,000
TOTAL BOX OFFICE:	$215,196,627	$78,693,371	$176,486,205
DOMESTIC DVD:	$32,041,820	$8,884,318	$20,506,793
DOMESTIC BLU-RAY:	$24,039,688	$1,860,593	$11,393,952
TOTAL DOMESTIC SALES:	$56,081,508	$10,744,911	$31,900,745

PROJECTED INCOME

FOR SPACE RACER, HAVE NOT FILMS SEEKS CAPITALIZATION OF $30 MILLION TO COVER FILM PRODUCTION BUDGET AND DISTRIBUTION. ALL DEVELOPMENT AND PRODUCTION DATA START FROM THE DATE OF CAPITALIZATION WITH FUNDS IN THE BANK. THE THREE PROFIT SCENARIOS SHOWN (LOW, MEDIUM AND HIGH) ARE BASED ON A MODERATE RESULT. THE PROJECTIONS ARE ALSO BASED ON THE HISTORY OF OTHER FILMS AS WELL AS CURRENT TRENDS IN THE INDUSTRY. FOR PURPOSES OF THIS ANALYSIS, FOREIGN BOX OFFICE AND ANCILLARY SALES HAVE BEEN EXCLUDED; HOWEVER, THEY CAN ONLY PROVIDE AN UPSIDE.

DOMESTIC THEATRICAL SALES	LOW	MEDIUM	HIGH
BOX OFFICE GROSS	80	100	135
LESS EXHIBITOR/THEATER SHARE (49%)	39.20	49.00	66.15
GROSS FILM RENTAL	40.80	51.00	68.85
LESS DISTRIBUTOR FEE (35%)	14.28	17.85	24.10
LESS PRINTS AND ADVERTISING	2.5	2.5	2.5
DOMESTIC THEATRICAL NET PROFIT	24.02	30.65	42.25
DOMESTIC ANCILLARY SALES			
PAY CABLE	15.00	20.00	30.00
NETWORK TV REVENUE	0	0	0
TV SYNDICATION	0.2	1	2
HOME VIDEO MARKET	15.00	20	30.00
GROSS ANCILLARY SALES	30.20	41.00	62.00
LESS DISTRIBUTOR FEE (35%)	10.57	14.35	21.70
DOMESTIC ANCILLARY NET PROFIT	19.63	26.65	40.30
REVENUE AND PROFIT			
TOTAL WORLD WIDE REVENUE	43.65	57.30	82.55
SALES REP FEE	6.55	8.60	12.38
TOTAL REVENUE AFTER FEES	37.10	48.71	70.17
LESS FILM NEGATIVE COST	36	36.00	36.00
TOTAL NET PROFIT	1.10	12.71	34.17
TOTAL ROI	3.06%	41.52%	111.67%

STORIES WITHOUT BORDERS

HAVE NOT FILMS

FINANCIAL PLAN

PREPARED BY HAVE NOT FILMS

FINANCIAL REQUIREMENTS

SPACE RACER

SPACE RACER, LLC INTENDS TO RAISE $30,000,000 TO PRODUCE AND MARKET SPACE RACER. THE MAJOR BUDGET CATEGORIES ARE PRESENTED IN THE FOLLOWING TABLE.

A MORE DETAILED ACCOUNTING OF ANTICIPATED COSTS IS AVAILABLE UPON REQUEST.

TOTAL DAYS : 35 DAYS (7X5)
POST WEEKS :32 WEEKS
SAG
DGA LOW BUDGET
IATSE TIER 2
TEAMSTER MOW

ACCT#	CATEGORY	PAGE	TOTAL
1100	STORY & RIGHTS	1	152,800
1200	PRODUCER'S UNIT	1	3,700,707
1300	DIRECTION	1	743,415
1400	CAST	2	6,173,629
	TOTAL ABOVE-THE-LINE		**10,770,551**
2000	PRODUCTION STAFF	5	590,105
2200	SET DESIGN	7	348,347
2300	SET CONSTRUCTION	8	1,235,440
2500	SET OPERATIONS	10	184,761
2700	SET DRESSING	11	282,717
2800	PROPERTY	13	96,225
2900	WARDROBE	13	479,577
3000	PICTURE VEHIC & ANIMALS	14	400,000
3100	MAKEUP & HAIRDRESSING	15	190,627
3200	SET LIGHTING	16	186,153
3300	CAMERA	17	427,318
3400	PRODUCTION SOUND	18	122,840
3500	TRANSPORTATION	19	488,501
3600	LOCATION EXPENSES	24	727,331
3700	PRODUCTION DRIVES & LABORATORY	27	5,000
3800	SPECIAL EFFECTS	27	75,000
4100	TESTS	27	10,000
	TOTAL BELOW-THE-LINE PRODUCTION		5,849,942
4400	EDITORIAL	28	772,885
4500	VISUAL EFFECTS	28	7,500,000
4600	SOUND EDITORIAL & RERECORDING	29	337,200
4700	MUSIC EDITORIAL & SCORING	29	200,000
4900	TITLES	29	20,000
5000	POST PRODUCTION FILM & LAB	30	20,000
5100	DELIVERY REQUIREMENTS	30	30,550
5200	POST OFFICES/FACILITIES	30	1,500
	TOTAL BELOW-THE-LINE POST		8,882,135
6500	PUBLICITY	31	90,500
6700	INSURANCE & MEDICAL EXAMS : 1.5%		384,354
6900	CONTINGENCY : 10.0% (415,000 EXCLUDED)		2,562,363
7000	FEES & CHARGES	31	30,500
	TOTAL BELOW-THE-LINE OTHER		3,067,717
	INSURANCE PACKAGE : 3.0%		768,709
	LEGAL FEES (0.75%) : 0.75%		192.177
	COMPLETION BOND : 3.0%		768,709
	TOTAL COMPLETION COSTS		1,729,595
	TOTAL ABOVE-THE-LINE		10,770,551
	TOTAL BELOW-THE-LINE		19,529,389
	TOTAL ABOVE AND BELOW-THE-LINE		30,299,940
	GRAND TOTAL		30,299,940

STORIES WITHOUT BORDERS



HAVE NOT FILMS

WARRIOR AND THE BEAST

GENRE: FANTASY/ADVENTURE

SCREENWRITERS: ERIK H. BERNARD & LYNDON TAIT

LOGLINE: A YOUNG MAN BATTLES THE GODDESS OF WAR TO SAVE THE WORLD AND RESTORE THE BEAUTY OF A PRINCESS IN AN ACTION-PACKED RETELLING OF BEAUTY AND THE BEAST.

2014 PAGE INTERNATIONAL AWARDS – (CURRENT QUARTER FINALIST)
2014 COLUMBIA GORGE – OFFICIAL SELECTION
2014 SCREENCRAFT FAMILY-FRIENDLY SCRIPT CONTEST – QUARTER-FINALISTS
2013 HOLLYWOOD BLACK FILM FEST – ACTION ADVENTURE SCREENPLAY SEMI-FINALIST
2013 ATLANTA FILM FESTIVAL – FEATURE SCREENPLAY FINALIST
2013 BEAUFORT INTERNATIONAL FILM FEST – FEATURE SCREENPLAY FINALIST

WE HAVE SEEN WOMEN OVERLOOK THE FUR AND FANGS TO FIND THE NOBLE HEART OF THE MAN WITHIN THE BEAST TIME AND TIME AGAIN. BUT, CAN A MAN FIND THE VIRTUOUS HEART OF A WOMAN TRAPPED WITHIN THE SAME ENCHANTED TALE?

THE ONCE-PEACEFUL THREE KINGDOMS ARE UNDER SIEGE. ASHTAR, AN IMMORTAL, SELF-PROCLAIMED GODDESS OF DARK SORCERY HAS PLUNGED THE LAND INTO WAR. THE ONLY HOPE THE PEOPLE HAVE IS AN OLD PROPHECY – ONE DAY A SAVIOR WILL RISE AND FACE DOWN THE DARKNESS.

A BRAVE MAN AND BEAUTIFUL WOMAN ANSWER THE CALL AND FIGHT THEIR WAY TOGETHER THROUGH ASHTAR DEFENSES. THIS BEAUTIFUL, BRAVE WOMAN ENDURES THE WORST BETRAYAL OF ALL, AS THE MAN THAT SHE LOVES ABANDONS THEIR BRIGHT FUTURE FOR POWER. ASHSTAR DECIDES TO PUNISH THIS BEAUTIFUL WOMAN'S STRENGTH AND COURAGE BY SENTENCING HER TO AN EXISTENCE WITHOUT BEAUTY AND WITHOUT LOVE. ASHTAR TRANSFORMS THIS BEAUTIFUL WOMAN TO A BEAST.

IN THE PRESENT DAY, A YOUNG FARM BOY'S LIFE IS CHANGED WHEN HIS FATHER IS MURDERED BY ASHTAR'S DARK ARMY. THIS FARM BOY'S PURSUIT OF VENGEANCE UNITES HIM WITH THE BEAST AND TOGETHER FULFILL THE ANCIENT PROPHECY AND UNITE THE PEOPLE AGAINST ASHTAR'S DARK ARMY.

IN THE FINAL BATTLE BETWEEN GOOD AND EVIL, A YOUNG FARM BOY AND A BEAST CONFRONT ASHTAR AND HER DARK ARMY. WHETHER OR NOT HE HOLDS STRONG WILL DETERMINE THE FATE OF HIS WORLD AND DECIDE WHETHER HE TRULY CAN WIN THE HEART OF THE BEAST, LEAVING THE FATE OF THE WORLD IN THE HANDS OF THE WARRIOR AND THE BEAST.

CURRENT STATUS

BUDGET — $30M (23-DAY SCHEDULE)BUDGET (30 DAY SCHEDULE) IN DEVELOPMENT WITH TOP TIER SCRIPT CONSULTANT WENDY KRAM OF LA 4 HIRE.

ADDITIONAL AGREEMENTS AND LOIS ARE CURRENTLY BEING SOUGHT

STORIES WITHOUT BORDERS



FINANCIAL REQUIREMENTS

WARRIOR AND THE BEAST

WARRIOR AND THE BEAST, LLC INTENDS TO RAISE $84 MILLION TO PRODUCE AND MARKET WARRIOR AND THE BEAST. THE MAJOR BUDGET CATEGORIES ARE PRESENTED IN THE FOLLOWING TABLE.

A MORE DETAILED ACCOUNTING OF ANTICIPATED COSTS IS AVAIL ABLE UPON REQUEST.

NON-UNION CREW
SAG-AFTRA MODIFIED LOW AGREEMENT
268 DAILY & 933 WEEKLY AGREEMENTS
STAGE/LOCATION SHOOT

ACCT#	CATEGORY	PAGE	TOTAL
1100	STORY & RIGHTS	1	152,800
1200	PRODUCER'S UNIT	1	1,705,380
1300	DIRECTION	2	1,112,759
1400	CAST	2	27,479,553
1500	ATL TRAVEL & LIVING	6	375,540
	TOTAL ABOVE-THE-LINE		**30,826,032**
2000	PRODUCTION STAFF	8	1,949,163
2100	SPECIAL EFFECTS	11	795,816
2200	SET DESIGN	11	1,023,111
2300	SET CONSTRUCTION	12	3,987,257
2500	SET OPERATIONS	14	2,578,229
2700	SET DRESSING	17	924,778
2800	PROPERTY	18	619,361
2900	WARDROBE	19	2,201,470
3000	PICTURE VEHIC & ANIMALS	20	1,187,433
3100	MAKEUP & HAIRDRESSING	22	1,039,758
3200	SET LIGHTING	23	1,401,741
3300	CAMERA	25	1,914,070
3400	PRODUCTION SOUND	27	471,679
3500	TRANSPORTATION	27	2,057,968
3600	LOCATION EXPENSES	33	3,116,069
3700	PRODUCTION DRIVES & LABORATORY	36	25,000
4100	TESTS	36	70,200
4200	BTL TRAVEL & LIVING	37	339,820
	TOTAL BELOW-THE-LINE PRODUCTION		**25,702,923**
4400	EDITORIAL	39	1,348,830
4500	VISUAL EFFECTS	40	12,000,000
4600	SOUND EDITORIAL & RERECORDING	40	396,700
4700	MUSIC EDITORIAL & SCORING	41	600,000
4900	TITLES	41	85,000
5100	DELIVERY REQUIREMENTS	41	30,550
5200	POST OFFICES/FACILITIES	42	1,500
5500	RESEARCH SCREENINGS	42	50,000
5600	STOCK FOOTAGE PURCHASE	42	50,000
	TOTAL BELOW-THE-LINE POST		**14,562,580**
6500	PUBLICITY	43	245,000
6700	INSURANCE & MEDICAL EXAMS : 1.5%		1,070,768
6900	CONTINGENCY : 10.0% (0 EXCLUDED)		7,138,454
7000	FEES & CHARGES	43	48,000
	TOTAL BELOW-THE-LINE OTHER		**8,502,222**
	INSURANCE PACKAGE : 3.0%		2,141,536
	LEGAL FEES (0.75%) : 0.75%		535,384
	COMPLETION BOND : 3.0%		2,141,536
	TOTAL COMPLETION COSTS		**4,818,456**
	TOTAL ABOVE-THE-LINE		**30,826,032**
	TOTAL BELOW-THE-LINE		**53,586,181**
	TOTAL ABOVE AND BELOW-THE-LINE		**84,412,213**
	GRAND TOTAL		**84,412,213**

STORIES WITHOUT BORDERS



Hound of Ulster





RISK MANAGEMENT

MONETARY FUNNELS
Merchandise, Comic Book, Graphic Novel, Mobile Game, Animation, Trading Card Game, etc.

SOCIAL MEDIA MARKETING
Production will incorporate an interactive transmedia social

FILM INCENTIVE
Combined federal and provincial tax credits that cover 30% of the budget ranging from eligible labour, equipment, and talent

COLLECTION MANAGEMENT COMPANY
to ensure funds are legally redistributed to investors

MARKETABLE CAST
Who have gotten theatrical and foreign distribution

PRODUCT PLACEMENT INTEGRATION
Will bring additional funds and brand awareness

INTELLECTUAL PROPERTY
IP can have other monetary outlets including sequels, spin-offs, and franchise

INTERNATIONAL PRODUCERS
With domestic distribution (Redbox, Netflix, Hulu, itunes, Amazon prime, Best buy and Walmart)


HAVE NOT FILMS
HN
HN
HAVE NOT FILMS
TVPILOT







HAVE NOT FILMS

BLOODSTONE
HAVE NOT FILMS PRESENTS "BLOODSTONE"
BASED ON THE NOVEL BY GERALD BRENCE WRITTEN BY ERIK H. BERNARD & LYNDON TAIT


BLOODSTONE

GENRE: ACTION/ADVENTURE/WESTERN

SHORT NOVEL AUTHOR: GERALD BRUCE

SCREENWRITERS: ERIK H. BERNARD & LYNDON TAIT

LOGLINE: A DISGRACED TEXAS RANGER PURSUES A RUTHLESS OUTLAW DURING THE 1850S CALIFORNIA GOLD RUSH IN A BATTLE THAT COULD DEFINE THE FUTURE OF THE WEST.

"IF YOUR OX FALLS INTO THE CULVERT ON THE SABBATH, YOU'VE GOT TO PUSH HIM OUT!" LUKE 14:5

SET IN THE RICH, DANGEROUS, AND UNKNOWN PAST OF THE CALIFORNIA GOLD RUSH, THIS STORY FOLLOWS A SERIES OF CHARACTERS ON A COLLISION COURSE TO SAN FRANCISCO. THE OUTCOME WILL DEFINE THE FUTURE OF JUSTICE AND SALVATION IN THE WEST.

THIS STORY BEGINS WITH JAMES MARSHALL'S HISTORIC DISCOVERY OF GOLD AT SUTTER'S MILL. THE SHINY METAL'S BRIGHT LUSTER PRESENTS THE PERFECT OPPORTUNITY FOR LAWLESSNESS TO GAIN A FOOTHOLD DURING AMERICA'S GREAT EXPANSION WEST.

AT THE SAME TIME ON THE OTHER SIDE OF THE PACIFIC, COLD-BLOODED MURDERER CYRUS WELCH TAKES VOYAGE WITH A SHIP OF EXILED PRISONERS—THE FIRST OF HUNDREDS OF VESSELS TO DROP OFF AUSTRALIA'S UNDESIRABLES TO THE PORTS OF SAN FRANCISCO. ONCE IN SAN FRANCISCO, THESE CONVICTS TAKE OVER A SMALL SECTION OF THE CITY, CREATING CRIME-INFESTED "AUSSIE TOWN."

MEANWHILE, ACROSS THE WEST, 100 MILES OUTSIDE OF AUSTIN, TEXAS RANGER CAPTAIN RAY ANDREWS LEADS A SQUAD OF EXPERIENCED TEXAS RANGERS INTO A DEADLY AMBUSH. THE MASTERMIND OF THIS AMBUSH IS THE LETHAL MEXICAN-COMANCHE HALF-BREED SORES AGUILAR, OR "EMPTY HEART." THE DEADLY ENCOUNTER ENDS WITH DISGRACE AND FORCED RETIREMENT FOR RAY ANDREWS AND THOUSANDS OF DOLLARS WORTH OF GOLD FOR EMPTY HEART.

RAY ANDREWS' FUTURE RECEIVES SOME MUCH-NEEDED CLARITY WHEN HE RUNS ACROSS A PREACHER AND HIS DAUGHTER WHO ARE ON THEIR WAY TO SAN FRANCISCO. THE PREACHER HAS A PLAN TO TAKE ON THE VICIOUSNESS OF AUSSIE TOWN ARMED WITH THE HOLY BIBLE. HE PLANS TO BUILD THE CITY'S ONLY CHURCH TO QUELL THE VIOLENCE AND OFFER THE PROMISE OF SALVATION.

RAY ANDREWS MUST PAVE THE WAY THROUGH RUGGED TERRAIN, HOSTILE INDIANS, GANGS OF ROBBERS, AND THE INFAMOUS EMPTY HEART TO REGAIN HIS HONOR AND GIVE THIS BRAVE PREACHER A FIGHTING CHANCE.

CURRENT STATUS

PILOT BUDGET IS $2.4MIL (20-DAY SCHEDULE)

STORIES WITHOUT BORDERS

COMING **SOON**

THE **GRAPHIC NOVELS**

10th**MOON**
PITCHDECK


TICK
TIME HAS COME


MODIFIED


THE RACE TO SAVE EARTH BEGINS NOW
SPACE RACER
比生存更重要的是比赛

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HAVE NOT FILMS

HAVE NOT FILMS

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STORIES WITHOUT BORDERS